CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2006 JAN 12 P 12:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0C

06010230

9 January 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 30 December 2005 (*Announcement by Subsidiary Companies on Retirement of Mr Tsang Jat Meng from the Boards of New Zealand Subsidiary Companies*); and

- 6 January 2006 (*Notification on Subsidiary Companies*)

Yours faithfully,

PROCESSED
JAN 13 2006
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	30-Dec-2005 17:12:49
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Companies on Retirement of Mr Tsang Jat Meng from the Boards of New Zealand Subsidiary Companies
Description	We attach herewith the announcements released by CDL Investments New Zealand Limited, CDL Hotels New Zealand Limited and Millennium & Copthorne Hotels plc, respectively on 30 December 2005 in relation to the above matter.
Attachments:	CDLINZ_301205.pdf CDLHNZ_301205.pdf MC_301205.pdf Total size = **44K** (2048K size limit recommended)

TSANG JAT MENG RETIRES FROM CDL INVESTMENTS NEW ZEALAND LIMITED

Media release **30 December 2005**

CDL Investments New Zealand Limited ("CDI") today announced that its current Chairman Mr. Tsang Jat Meng had advised the Board that he wished to retire at the end of the year. The company also announced that Mr. Wong Hong Ren would become the company's Chairman with effect from 1 January 2006.

Mr. Tsang said that this was an appropriate time to be retiring from the Board. "The business is sound and I am sure it will continue to prosper. I have enjoyed my involvement with the company very much and I leave with good memories", he said.

Speaking on behalf of the Board, Mr. Wong thanked Mr. Tsang for his contribution to the company over nearly a decade and a half of service.

"Jat Meng has helped CDL Investments New Zealand Limited to operate efficiently and continue its presence in New Zealand as a successful property investment and development company. More particularly, during his five years as Managing Director, the business has grown significantly. We thank him sincerely for his dedication and his contribution to our company", said Mr. Wong.

Ends

Any inquiries please contact:
B K Chiu
Managing Director
CDL Investments New Zealand Ltd
(09) 913 8001

or

Takeshi Ito
Group Company Secretary
CDL Investments New Zealand Ltd
(09) 309 4411

TSANG JAT MENG RETIRES FROM CDL HOTELS NEW ZEALAND LIMITED

Media release **30 December 2005**

CDL Hotels New Zealand Limited ("CDL") today announced that its current Chairman Mr. Tsang Jat Meng had advised the Board that he wished to retire at the end of this year. The company also announced that Mr. Wong Hong Ren would become the company's Chairman with effect from 1 January 2006

Speaking on behalf of the Board, Mr. Wong said that Mr. Tsang's contribution to the company as a non-executive Director and more lately as Managing Director had been immense.

"Jat Meng has helped Millennium & Copthorne plc subsidiary CDL Hotels New Zealand Limited to operate efficiently and continue its presence in New Zealand as the country's largest hotel owner and operator. More particularly, during his five years as Managing Director, the business has grown significantly. We thank him sincerely for his dedication and his contribution to our company", said Mr. Wong.

Mr. Tsang said that this was an appropriate time to be retiring from the Board. "The business is in good shape and I am confident that it will continue to do well", he said. He was also full of praise for New Zealand. "It is a truly wonderful country and I think that I have been very fortunate to have been involved in some small way over the past fifteen years", Mr. Tsang said. "I leave with the warmest memories of my time here".

Ends

Any inquiries please contact:

B K Chiu
Managing Director
CDL Hotels New Zealand Ltd
(09) 913 8001

or

Takeshi Ito
Group Company Secretary
CDL Hotels New Zealand Ltd
(09) 309 4411

30 December 2005

MILLENNIUM & COPTHORNE HOTELS PLC

Retirement of Group's New Zealand Chairman

Millennium & Copthorne Hotels plc New Zealand listed subsidiaries, CDL Hotels New Zealand Limited and CDL Investments New Zealand Limited ("the Companies"), have announced that their current Chairman Mr. Tsang Jat Meng had advised the Board that he wished to retire at the end of this year. The Companies also announced that Mr. Wong Hong Ren would become the Companies' Chairman with effect from 1 January 2006.

Enquiries to:

Adrian Bushnell 020 7872 2444
Company Secretary
Millennium & Copthorne Hotels plc

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	06-Jan-2006 17:12:20
Announcement No.	00021

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on Subsidiary Companies
Description	Please refer to the attached file on the above.
Attachments:	CDL_Ann.pdf Total size = **15K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No. 196300316Z)

Notification on Subsidiary Companies

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that:

1. Acquisition of new subsidiary

M&C Hotels Holdings USA Limited, a direct subsidiary of Millennium & Copthorne Hotels plc ("**M&C Hotels**"), has acquired a wholly owned subsidiary, Millennium & Copthorne Hotels (Hong Kong) Limited with an authorised share capital of HK$10,000.00 comprising 10,000 ordinary shares of HK$1.00 each with a paid up share capital of HK$1.00. The principal activities of Millennium & Copthorne Hotels (Hong Kong) Limited are those of investment and development of hotels and hotel management.

2. Striking off of subsidiaries of M&C Hotels

Republic Hotels Investments Pte Ltd and Republic Hotels Holdings Pte Ltd, both indirect wholly owned subsidiaries of M&C Hotels, were struck off the Register of Companies of Singapore with effect from 3 December 2005.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Dated : 6 January 2006